UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form 10-D

|_| Form N-SAR |_| Form N-CSR

For Period Ended: March 31, 2012

|_| Transition Report on Form 10-K

|_| Transition Report on Form 20-F

|_| Transition Report on Form 11-K

|_| Transition Report on Form 10-Q

|_| Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART 1 – REGISTRANT INFORMATION

Full Name of Registrant: American Eagle Energy Corporation

Former Name if Applicable: __________________________

2549 W. Main Street, Suite 202

Address of Principal Executive Office (Street and Number)

Littleton, Colorado 80120

City, State and Zip Code

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PART II – RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, Form 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

The Quarterly Report on Form 10-Q for the period ended March 31, 2012, could not be filed within the prescribed period because of the time required for us to conclude our preparation of our financial statements and for our independent registered public accounting firm to conclude its review of our financial statements, all as a result of the fourth quarter 2011 merger transaction between American Eagle Energy Inc. (“AEE Inc.”) and us. Further, we will need additional time to prepare the related Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bradley M. Colby	303	798-5235
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

|X| Yes |_| No

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(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations for the first quarter of our 2012 fiscal year will indicate materially higher revenues associated with the sale of oil and gas than did the prior year’s period. As disclosed in our Annual Report on Form 10-K for our fiscal year ended December 31, 2011, and as noted in our press releases dated October 3, October 6, and December7, 2011, production from certain wells that we operate or in which we have working interests commenced or increased during the fourth quarter of our previous fiscal year. None of such wells generated revenues in the first quarter of our prior year. Finally, as disclosed in our Current Report on Form 8-K (Date of Report: December 20, 2011), as filed with the Securities and Exchange Commission on December 20, 2011, AEE Inc. merged into a wholly-owned subsidiary of ours (formed for that purpose). Consequently, although our first quarter 2012 results of operations include revenues and expenses of the combined company, the prior year’s period results only include our legacy revenues and expenses without those of AEE Inc. That factor may result in a significant change in our results of operations between the two periods.

American Eagle Energy Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2012	By:	/S/ BRADLEY M. COLBY
Bradley M. Colby President and Chief Executive Officer

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